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                          February 8, 2024

       Thomas Zindrick
       Chief Executive Officer
       Genelux Corporation
       2625 Townsgate Road, Suite 230
       Westlake Village, CA 91361

                                                        Re: Genelux Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed February 2,
2024
                                                            File No. 333-276847

       Dear Thomas Zindrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Christine Kim